UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Summary of the resolutions adopted in the General Ordinary and Extraordinary Shareholders Meeting dated March 19, 2025
99.2	Minutes of the General Ordinary and Extraordinary Shareholders Meeting dated March 19, 2025
99.3	Secretary’s certificate dated March 19, 2025 of the Minutes of General Ordinary and Extraordinary Shareholders Meeting dated March 19, 2025
99.4	Secretary’s certificate of the corporate books of Corporación Inmobiliaria Vesta, S.A.B. de C.V. dated March 19, 2025
99.5	Annual Report of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2024 dated February 18, 2025
99.6	Annual Report of the Audit Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2024 dated February 14, 2025
99.7	Annual Report of the Chief Executive Officer of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2024 dated February 14, 2025
99.8	Annual Report of the Corporate Practices Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2024 dated January 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: March 24, 2025